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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO ____________

Commission file number 0-14190



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                   DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                              5929 COLLEGE AVENUE
                               OAKLAND, CA 94618

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Dreyer's Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Francisco, California
May 23, 2001


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DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                          December 31,
                                                   ---------------------------
                                                      2000              1999
Assets
Investments at fair value:
    Cash                                         $    25,892       $    72,778
    Collective investment trust                    6,121,653         4,261,694
    Common stock                                  22,863,382        15,838,577
    Interest in master trust                         847,376           638,856
    Interest in pooled funds                      60,797,077        54,384,561
    Participant loans                              2,964,948         2,932,878
                                                 -----------       -----------

                                                  93,620,328        78,129,344

Contributions receivable:
    Employee                                         178,596                50
    Employer                                       2,059,288         2,586,842
Accrued dividends and other receivables                  687                 -
                                                 -----------       -----------
      Net assets available for benefits          $95,858,899       $80,716,236
                                                 ===========       ===========

                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                    Years Ended December 31,
                                                   ---------------------------
                                                      2000              1999
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income:
    Interest                                      $   284,370       $   266,553
    Dividends                                       3,257,526         2,128,365
    Realized and unrealized gains, net              5,954,218         9,715,380
    Beneficial interest in investment income
      of master trust, net                             32,738            26,490
                                                  -----------       -----------

                                                    9,528,852        12,136,788

  Contributions:
    Employee                                        6,161,910         5,835,355
    Employer                                        2,062,938         2,585,386
    Employee rollovers from other qualified plans     477,144           365,373
                                                  -----------       -----------

      Total additions                              18,230,844        20,922,902
                                                  -----------       -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Benefit payments                                  5,730,354         5,282,852
  Administrative expenses                              91,069            70,526
                                                  -----------       -----------

      Total deductions                              5,821,423         5,353,378
                                                  -----------       -----------
      Net increase                                 12,409,421        15,569,524

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                80,716,236        65,146,712
  Transfers                                         2,733,242                 -
                                                  -----------       -----------
  End of year                                     $95,858,899       $80,716,236
                                                  ===========       ===========

                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL

         The Plan is a defined contribution profit-sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Charles Schwab Trust Company (the Trustee). Schwab Retirement Plan Services provides recordkeeping services for the Plan. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         ELIGIBILITY

         All full-time employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" coinciding with or following 30 days of employment. All part-time employees are eligible to participate in the Plan on the next "entry date" coinciding with or following 12 months of employment and at least 1,000 hours of service in the Plan year. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

         EMPLOYEE CONTRIBUTIONS

         In order to participate in the Plan, each participant is required to contribute at least two percent of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10 percent of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

         EMPLOYER CONTRIBUTIONS

         The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with less than ten years of service. An eligible participant is defined as an eligible employee who has been employed by the Company for at least 12 months and has completed at least 1,000 hours of service in the Plan year or who retired, died or was disabled during the Plan year.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         During 2000 and 1999, $148,298 and $184,690, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

         ROLLOVER CONTRIBUTIONS

         Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

         PARTICIPANT ACCOUNT VALUATION

         Each participant's account is valued at the last quoted sales price of each business day, including the last business day of the Plan year. The valuation on the last business day of the Plan year includes all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous business day.

         PLAN BENEFITS

         Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100 percent of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

         A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

         The Plan has a flexible investment policy in which the participant can choose to invest his/her account balance in one or all of a variety of investment funds. The participant's accounts are credited for the return on his/her investment in proportion to his/her investment in the respective fund within the Plan.

         Investment options in the Plan include seven funds: a short-term investment fund, a bond fund, a balanced fund, an equity fund, an international equity fund, a stock fund (comprised of the Company's common stock) and an S&P 500 fund.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
         VESTING

         After completion of two years of service, participants are entitled to 20 percent of the final balance of their Company account. For each full year of service thereafter, participants vest an additional 15 percent of their Company account balance until seven years of service are completed, at which point participants become fully vested. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

         PARTICIPANT LOANS

         The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

         Participant loans, which bear interest at the prime rate plus two percent, are due within five years and are secured by the participant's interest in the balance of his or her account.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of management's estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

         INVESTMENTS AND INVESTMENT INCOME

         The Plan's assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for benefits in the period during which the market value change occurs.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      BENEFIT PAYMENTS AND LOANS MADE

      Benefits to terminated participants and loan repayments for terminated participants are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee benefit plans. Loans made and loan repayments for active participants are recorded as "transfers" in the Statement of Changes in Net Assets Available for Benefits. During 2000 and 1999, loans made totaled $1,313,612 and $1,329,123, respectively. During 2000 and 1999, loan repayments totaled $1,417,543 and $1,149,978, respectively. During 2000 and 1999, loan transfers from other 401(k) plans totaled $136,001 and $0, respectively (Note 7).

      ADMINISTRATIVE EXPENSES

      The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

3. INVESTMENTS

   Investments representing 5% or more of net assets available for benefits were as follows:

                                                          December 31,
                                                   ---------------------------
                                                      2000              1999
Collective investment trust
    Schwab Stable Value Fund                      $ 6,121,653       $ 4,261,694

Common stock
    Dreyer's Grand Ice Cream, Inc.                 22,863,382        15,838,577

Interest in pooled funds
    Schwab S&P Select Share Fund                   28,670,965        29,504,807
    Jurika & Voyles Balanced Fund                   8,447,330         5,754,887
    Rainier Core Equity Fund                       22,030,008        18,402,473

4. INTEREST IN MASTER TRUST

   Certain assets of the Plan are held in the Dreyer's Grand Ice Cream, Inc. Master Trust (the "Master Trust"). The Master Trust is a pooling of the Plan's and the Dreyer's Grand Ice Cream, Inc. Money Purchase Pension Plan's investment in the Loomis Sayles Bond Institutional Fund. Investments in the Master Trust are valued at the last quoted sales price of each business day. The net assets, investment income and gains and losses are allocated to each plan based on the pro-rata portion of each plan's interest in the Master Trust.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The Plan's percentage interest in the Master Trust at December 31, 2000 and 1999 was 3.7 percent and 3.1 percent, respectively. The changes in net assets of the Plan's interest in the Master Trust, and related amounts of investment income were as follows:

                                                    Years Ended December 31,
                                                   ---------------------------
                                                      2000           1999
Changes in net assets
    Increase in fair value of investments          $208,520        $243,443
                                                   ========        ========
Beneficial interest in investment income of
  Master Trust
    Interest                                       $  3,055        $  3,227
    Dividends                                        72,534          50,849
    Realized and unrealized losses, net             (42,851)        (27,586)
                                                   --------        --------
                                                   $ 32,738        $ 26,490
                                                   ========        ========

5.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
     Section 4044 of ERISA.

6.   TAX STATUS OF THE PLAN

     In January 1997, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. Effective August 1, 1998, the Plan was amended to change the Plan's eligibility requirements, as defined in Note 1. The Committee is of the opinion that the Plan, as amended, fulfills the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

7.   MERGER OF 401(K) PLANS

     During 2000, the Company acquired Sunbelt Distributors, Inc. and Rutledge Distributors, Inc. In connection with these acquisitions, the 401(k) plans of these acquired companies were merged into the Plan. The net assets of these 401(k) plans which were transferred to the Plan are included in "transfers" in the Statement of Changes in Net Assets Available for Benefits.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                     Number of
                                                     Shares or         Current
                                                     Face Value         Value
Description of Investment

    Interest in Pooled Funds
      Schwab Stable Value Fund                        476,768      $ 6,121,653
      Jurika & Voyles Balanced Fund                   627,588        8,447,330
      Rainier Core Equity Fund                        846,657       22,030,008
      Deutsche International Equity                    63,780        1,614,281
      Schwab S&P Select Share Fund                  1,407,509       28,670,966
      Schwab Treasury U.S. Money Market Fund                -           34,492

    Common Stock
      Dreyer's Grand Ice Cream, Inc.                  708,912       22,863,382

    Other Investments
      Cash                                                              25,892

    Participant Loans
      (maturing from 1/1/01 to 1/1/06, 7% to 11%)                    2,964,948
                                                                   -----------

                                                                   $92,772,952
                                                                   ===========

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      DREYER'S GRAND ICE CREAM, INC.
                                      SAVINGS PLAN

 Date: June 29, 2001                  By:     /s/  William C. Collett
                                          ---------------------------------
                                                   William C. Collett

                                      Member of Dreyer's Grand Ice Cream, Inc.
                                      Savings Plan Administrative Committee, as
                                      Plan Administrator



                                      By:      /s/  Jeffrey R. Shields
                                          ---------------------------------
                                                    Jeffrey R. Shields

                                      Member of Dreyer's Grand Ice Cream, Inc.
                                      Savings Plan Administrative Committee, as
                                      Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------
Exhibit 23           Consent of Independent Accountants